FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held company of authorized capital
CORPORATE TAXPAYER’S ID (CNPJ/MF) no. 47.508.411/0001 -56

MINUTES TO THE BOARD OF DIRECTORS MEETING
HELD ON JULY 13, 2007

On July 13, 2007, at 6 pm, in the headquarters of Companhia Brasileira de Distribuição (Company), located at Av. Brigadeiro Luiz Antonio, 3.142 in the city and state of São Paulo, the members of the Board of Directors met in view of the call of the Chairman, with the attendance of the board members who signed these minutes. Abílio dos Santos Diniz, Chairman of the Board of Directors, chaired the meeting and invited me, Marise Rieger Salzano, to be the secretary. In the beginning of the meeting the Chairman informed that the Board Members should evaluate the Proposal of the Board of Executive Officer, whose content is the following: “MANAGEMENT PROPOSAL – Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Company) hereby proposes to the Extraordinary General Meeting: (a) following the analysis of correspondence from the São Paulo Stock Exchange (Bovespa) suggesting that the quotation system for the shares of the Company traded on BOVESPA be changed into the unitary quotation system from the quotation per lot of one thousand shares, hereby proposes to the Shareholders the reverse split of one hundred thirteen billion, eight hundred eighty-five million, four hundred ninety-three thousand and four hundred thirty-three (113,885,493,433) nonpar shares, being forty-nine billion, eight hundred thirty-nine million, nine hundred twenty-five thousand and six hundred eighty-eight (49,839,925,688) common shares and sixty-four billion, forty-five million, five hundred sixty seven thousand and seven hundred forty-five (64,045,567,745) preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) shares to one (1) share of each type, to two hundred twenty-seven million, seven hundred seventy thousand and nine hundred eighty-six (227,770,986) nonpar shares, being ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) common shares and one hundred twenty-eight million, ninety-one thousand and one hundred thirty-five (128,091,135) preferred shares and, as a consequence, amend the caput of Article 4 of the Company’s Bylaws with the purpose of making it reflect the proposed reverse split of shares, which will become effective with the following wording: ARTICLE 4 (“caput”) – the Company’s capital stock four billion, one hundred forty-seven million, two hundred thirty-two thousand and two hundred fifty-three reais (R$4,147,232,253.00), fully paid-up and divided into two hundred twenty-seven million, seven hundred seventy thousand and nine hundred eighty-six (227,770,986) nonpar shares, being ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) common shares and one hundred twenty-eight million, ninety-one thousand and one hundred thirty-five (128,091,135) preferred shares; (b) the merger of companies Auto Posto Sigua Ltda., Auto Posto MFP Ltda., Lourenção Supermercados Ltda., Obla Participações Ltda., Nova Saper Participações Ltda. and Versalhes Comércio de Produtos Eletroeletrônicos Ltda. (Merged Companies), once the operations of these companies are related to the operations of the Company and said merger will allow an economy of operating costs. Therefore, this merger is substantiated by the advantages it will bring to the companies involved, resulting in a streamlined administration and management, with economy of operating costs, stimulating the development of the activities currently conducted by the Merged Companies and by the Company in a quicker way. In order to evaluate the Equity of the companies to be merged, the Management appoints, for future appraisal or ratification of the shareholders, the firm Ernst & Young Auditores Independentes as the company which will prepare the Appraisal Report to be submitted to the approval of the shareholders of the companies involved in this Merger. In order to carry out said Merger, the Management shall agree and execute all the necessary documents, including the Protocol of Merger and Justification. The Managers attending the Meeting shall be available to provide the Shareholders with all the information they deem convenient and necessary for their free decisions. This is the proposal we have to present, which we hope to be approved. São Paulo, July 12, 2007. The MANAGEMENT”. Following the analysis and deliberations, the Board Members approved by unanimous vote the Proposal of the Board of Executive Officers introduced herein in its entirety. There being no further business to transact, the meeting was concluded and these minutes drawn up, which were then read, found in order, approved and signed by all the attending members. São Paulo, July 13, 2007. Chairman - Abilio dos Santos Diniz; Secretary - Marise Rieger Salzano.(signatures) Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre and Xavier Michel Marie Jacques Desjobert.

This is the free translation into English of the original instrument drawn up in the Company’s records.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association (OAB/SP) no. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.